Exhibit 99.1

June 26, 2009

Board of Directors

First Advantage Corporation

12395 First American Way

Poway, California 92064

Lady and Gentlemen:

As you know, through its affiliates, The First American Corporation (“First American”) currently owns Class B common stock equating to an economic interest of approximately 74% of the equity value of First Advantage Corporation (“First Advantage”) and controls Class B common stock representing approximately 98% of the voting power of First Advantage stockholders. After careful consideration, our Board of Directors has authorized us to propose an acquisition by First American of the issued and outstanding shares of the common stock of First Advantage in a stock-for-stock transaction in which First American would issue 0.5375 shares of its common stock for each share of First Advantage common stock outstanding. The proposed exchange ratio represents an offer price of $14.04 per share of common stock and a 10.2% premium to First Advantage’s stock price, based on the closing prices of the common stock of First American ($26.13 per share) and First Advantage ($12.75 per share of Class A common stock) on June 26, 2009. Although First American already has a controlling interest in First Advantage, and hence consummation of this proposed transaction would not result in a change of control, the proposed exchange ratio nonetheless represents a significant premium for First Advantage stockholders. Having considered our valuation of First Advantage carefully, we believe our offer is fair to, and in the best interests of, all stockholders of First Advantage and First American, including First Advantage’s public stockholders.

Our proposal is subject to confirmatory due diligence, which we and our advisors are prepared to commence as soon as practicable for First Advantage, the negotiation of a mutually acceptable definitive acquisition agreement and, of course, the receipt of all necessary stockholder and regulatory approvals, including effectiveness of a registration statement on Form S-4. In addition, because the consideration would consist of our common stock, we would provide you and your advisors with the opportunity to conduct appropriate due diligence with respect to First American.

Board of Directors

First Advantage Corporation

June 26, 2009

In considering our proposal, please be aware that First American and its affiliates have no interest in selling their shares of First Advantage common stock, and will not consider any proposal to sell all, or any portion, of the First Advantage stock that we own.

Our senior management is available to meet with you and answer any questions concerning our proposal. We appreciate your consideration of this proposal and look forward to your response.

Very truly yours,

/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio
Senior Vice President
and General Counsel